EX-2

                               ACQUISITION AGREEMENT

     This agreement is made, as of May 23, 2002 by and between VentureNet Capital Group, Inc. of 27349 Jefferson Ave., Suite 200, Temecula, CA 92590 hereinafter referred to as Buyer and Gold Coast Marketing, LLC, a California Limited Liability Company of Yorba Linda, California hereinafter referred to as Seller.

                                      Recitals

     Gold Coast Marketing, LLC agrees to transfer the remaining 95% equity interest (9,500,000) common shares of Gold Coast Marketing, LLC to VentureNet Capital Group, Inc.

     Seller represents that all shares are free and clear of all liens, encumbrances and security agreements. All contracts, purchase orders and accounts receivables are valid and in place as represented by Gold Coast Marketing, LLC.

     Gold Coast Marketing, LLC is selling its' interests in the following ventures:

     1.  100% ownership of Virtual Internet Services, Inc. a
California Corporation.

     2. 20% ownership of Madera, California water bottling facility. The 20% equity is represented by stock in a California Limited Liability Company known as Seven Fold, LLC.

     3. 51% ownership of Pacific Coast water bottling facility located in Santa Ana, California.

     4. Gold Coast Marketing, LLC has an agreement in place with Buzzy's Coffee and will receive a broker's fee equal to 5% of any sales contracts arranged by Seller. (Gold Coast
Marketing, LLC).

     5. Gold Coast Marketing, LLC will receive an administration fee equal to 5% of gross sales of any sales contracts from Madera and Santa Ana water bottling facilities arranged for by Gold Coast Marketing, LLC.

     VentureNet Capital Group, Inc. agrees to buy and Gold Coast
Marketing, LLC agrees to sell the above on the following terms and conditions:

     1.  $140,000 in cash to be paid over 120 days.

     2.  30 million shares of VentureNet Capital Group, Inc.
restricted stock (common stock) to be issued upon consent of shareholders approving additional common stock and receiving appropriate SEC filing requirements.

     Seller and Buyer agree that 6 months after the execution of this agreement (November, 2002), Buyer will have the right to receive its cash flow from all operations purchased as a result of this agreement.

     Buyer and Seller both agree and represent that they have the authority and capacity to enter into this agreement on behalf of their respective companies.

     Buyer and Seller both agree and understand that this agreement is the only valid and binding agreement between all parties and that no other letters and drafts of agreements are valid and binding on the parties. Specifically, the letters sent to VentureNet Capital Group, Inc. on May 23, 2002 referencing the acquisition agreement between Gold Coast Marketing, LLC and VentureNet Capital Group, Inc.

Employment Contracts

     Buyer and Seller agree that all employment contracts pension, bonus, profit sharing, stock options or other agreements providing for employee compensation, remunerations of benefits will be valid an binding under this agreement whether such contracts existed prior to this purchase agreement or are entered into after the effective date of this purchase agreement.

Governing Law

     This agreement shall be construed in accordance with and governed by, the laws of the state of Delaware.

Time and Place of Closing

     This agreement becomes binding on all parties and becomes effective upon signing by the parties.

     IN WITNESS WHEREOF, the parties to this agreement have duly executed this agreement.


/s/  Michael N. Brette                                      May 23, 2002
Michael N. Brette. President                                Date
VentureNet Capital Group, Inc. (Buyer)



/s/  Steve Rice                                            May 23, 2002
Steve Rice, President                                      Date
Gold Coast Marketing, Inc. (Seller)